MDU HAS REQUESTED CONFIDENTIAL TREATMENT PURSUANT TO 17 CFR 200.83 FOR REDACTED PORTIONS DENOTED WITH “X”. MDU HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATE FINANCE.

MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

August 6, 2013

By EDGAR Transmission and Federal Express

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     MDU Resources Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Response dated June 17, 2013
File No. 001-03480

Dear Ms. Jenkins:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU's response to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated July 11, 2013, with respect to the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, the Staff's comment is included and is followed by the corresponding response of MDU. References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We believe that our Annual Report on Form 10-K for the year ended December 31, 2012 (2012 Form 10-K) provides investors with full and transparent disclosure sufficient to give an understanding of our business.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

Form 10-K for the Year Ended December 31, 2012

Item 8 – Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements, page 66

Note 1 – Summary of Significant Accounting Policies, page 66

Goodwill, page 69

1.
We note your response to our prior comment 1. Your analysis of the aggregation of your reporting units does not appear to consider whether the components have similar economic characteristics such as long-term average gross margins. We note that an economic characteristics analysis is required per the guidance in ASC 350-20-35-35.

Please provide us your analysis of whether the components have similar economic characteristics to supplement the analysis you provided of the other areas outlined in FASB ASC 280-10-50-11.

MDU Response: In response to your comment and as follow up to our phone conversation on July 23, 2013, below is an overview summarizing our approach used to identify our reporting units as well as additional information for each of the reporting units that had goodwill at December 31, 2012.

As noted in our June 17, 2013 response, four of our operating segments have goodwill at December 31, 2012 as set forth in the table below:

Natural gas distribution	$345.7 million
Construction materials and contracting	$176.3 million
Construction services	$104.3 million
Pipeline and energy services	$ 9.7 million

We followed the guidance in ASC 350-20-35-33 and 35-34 to identify the components of each of our operating segments. We then determined whether two or more components shall be aggregated and deemed a single reporting unit based on similar economic characteristics as described in ASC 350-20-35-35 and, by reference, we considered the guidance in ASC 280-10-50-11 in our evaluation of whether two or more components shall be aggregated and deemed a single reporting unit.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

Our quantitative analysis, performed in accordance with ASC 280-10-50-11, is based on historical five year average margins for 2008 through 2012 as a percentage of revenue. We also considered the other qualitative factors in ASC 280-10-50-11 which are:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
We note that ASC 350-20-35-35 requires us to consider the factors in ASC 280-10-50-11 when evaluating if the components of an operating segment have similar characteristics. However, ASC 350-20-35-35 does not indicate that the guidance in ASC 280-10-50-11 is the exclusive determining factor or sole factor to be considered. In addition, every factor need not be met in order for two components to be considered similar. While there is some variability in the historical five year average margins within certain of our reporting units, the components within each of our reporting units share similar characteristics in most if not all of the factors described in ASC 280-10-50-11, as discussed in our June 17, 2013 response to the Staff.
We also considered the guidance in ASC 350-20-55-6 and 55-7 in addition to the factors in ASC 280-10-50-11 to determine our reporting units.

ASC 350-20-55-6 states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. ASC 350-20-55-7 states that in determining whether the components of an operating segment have similar economic characteristics, all of the factors in ASC 280-10-50-11 shall be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in ASC 280-10-50-11. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 include but are not limited to, the following:

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

a.	The manner in which an entity operates its business and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects

MDU began as an electric utility and has grown into a highly diverse company consisting of six segments including electric, natural gas distribution, pipeline and energy services, exploration and production, construction materials and contracting, and construction services. Through its expansion, the company has become vertically integrated in many of its businesses. As described in our earlier responses and herein, the nature of the operations in each reporting unit are similar, and many resources and services are shared by the components, which enables goodwill to be recoverable from the component businesses working in concert. As a result, we believe the qualitative considerations are more compelling and determinative than the quantitative considerations, and therefore weighted the qualitative considerations more heavily in our analyses. Accordingly, based on the guidance in ASC 350-20 and ASC 280-10-50-11 and on the weight of the collective factors, we believe it is appropriate to aggregate the components into the four reporting units.

In addition, the accounting guidance also recognizes that a company that has a more diverse offering of products and services (such as MDU) may consider two products to be similar whereas a company that has a relatively narrow offering of products and services may not consider those same products to be similar. As described in paragraph 68 of the Basis for Conclusions of Statement 131, the assessment of whether products or services are similar may depend, in part, on the nature and breadth of a company's product lines and overall operations. Paragraph 68 states, in part:

An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

enterprise that sells only consumer products might consider razor blades to be different from toasters.

Our analysis by reporting unit is noted below.

Natural gas distribution - $345.7 million of goodwill

The components of the natural gas distribution reporting unit consist of four regulated natural gas distribution utility companies. These components have historical five year average margins ranging from XX percent to XX percent for 2008 through 2012. Margins may vary slightly year to year due to the effects of weather across the eight state region in which the components operate, the cost of natural gas which is passed on to the customer and affects the revenue of each component, the allowable authorized rates of return in the various jurisdictions, customer growth which is affected by the economic environment of the markets served, and competition from other energy providers and fuels. Although all components face the same competitive, operating and financial risks, these risks may cause variability in margins as indicated above.

Historical margins are anticipated to be indicative of future margins in the near term with some variability existing due to the various risks discussed above.

Each component is subject to extensive regulation in the state jurisdictions where they conduct operations with respect to costs and permitted returns on investment. All of the jurisdictions allow for purchase gas adjustments making it possible to pass on changes in natural gas costs to the customer. The allowable costs and rate-making rules are largely similar among the jurisdictions and all components have similar authorized rates of return which range from XX percent to XX percent.

Although the margins may vary slightly year to year, the components have similar economic characteristics and share similar competitive, operating and financial risks as discussed above. As indicated in our June 17, 2013 response, the other criteria for aggregating the components of our natural gas distribution segment in accordance with ASC 350-20-55-7 and ASC 280-10-50-11 are:

•	Components are all natural gas distribution companies

•	Similar classes of customers consisting principally of residential, commercial, industrial and transportation customers

•	All of the components distribute natural gas to their customers in a similar fashion through company-owned distribution systems

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

•	Each component is a regulated utility subject to the regulation of the state public service commissions

•	The components operate in a contiguous eight state region

•
Many resources and services are shared by the components, such as certain management and operational support for customer service, engineering, procurement, fleet, information technology and communications, which enables goodwill to be recoverable among the component businesses working in concert

More specifically, the components share gas supply services as well as a customer service center which provides services to all customers across the service territory. Examples of other shared resources and services include a shared Chief Executive Officer and other executive management along with central functions which provide services across all components such as engineering, procurement, fleet, information technology and communications. Common information technology projects have been completed or are in the process of being completed in the areas of business intelligence systems, financial reporting, budgeting and forecasting, geographic information systems and customer information systems. In addition, the components have consolidated or share many services or similar processes including credit and collections, finance, business development, financial reporting and planning processes, and human resources. All components share a common payroll and accounts payable department.

In summary, when considering all factors presented in ASC 350-20 and ASC 280-10-50-11, we believe it is appropriate to aggregate the components of the natural gas distribution segment, which are working in concert to enable the recoverability of goodwill amongst the components.

Construction materials and contracting - $176.3 million of goodwill

The construction materials and contracting reporting unit consists of six components built on a foundation of aggregate-based products. The components consist of five geographic regions (Pacific, Northwest, North Central, Intermountain and South) and energy services. Each of the five regions is vertically integrated and mines aggregates, and then adds product value through the production and sale of asphalt, ready-mixed concrete, and related products and services. These components also offer integrated construction services to support their aggregate-based product lines including aggregate placement, asphalt and concrete paving, and site development and grading. Energy services is interdependent with the five regions and part of the company’s vertical integration strategy as it provides integral products and services to the regions by securing an economical source of liquid asphalt oil supplies for the regions’ asphalt paving projects and providing expertise through consultation on purchasing of liquid

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

asphalt oil and fuel used by the regions in the production and/or delivery of their products and services. Energy services was acquired in large part to add to the company’s vertical integration.

The historical five year average gross profit margins for all the components range from XX percent to XX percent for 2008 through 2012. Margins can vary due to the effects of competitive, operating and financial risks that are inherent in the construction industry. These risks are similar for the components but can fluctuate on a year to year basis. Risks common to the components that may cause margin variations include project complexity, labor productivity, project progress, and the economy in the markets served; as well as weather, the level of competition in the bidding process; the cost of raw materials such as diesel, gasoline, liquid asphalt oil, cement and steel and the state of the nation’s economy, including the impact of federal transportation infrastructure spending.

We anticipate the range of future gross profit margins to be narrower as margins for the component with the historical average at the bottom of the range have recently improved while margins for the component at the top of the range have recently declined. More specifically, historical five year average gross profit margins for XXXXXXXXXXXXXXXX have been on the low end of the range. Future gross profit margins for XXXXXXXXXXX are anticipated to be approximately XX percent. XXXXXXXXXXXXXXX historical five year average gross profit margins were on the high end of the range. However in 2012 and 2011, these margins have declined averaging XX percent. We anticipate XXXXXXXXXXXXXXXX future gross profit margins to be similar to those achieved in 2012 and 2011.

While there is some variability in the historical five year average gross profit margins, the components have similar economic characteristics and share similar competitive, operating and financial risks as discussed above. As indicated in our June 17, 2013 response, the other criteria for aggregating the components of our construction materials and contracting segment in accordance with ASC 350-20-55-7 and ASC 280-10-50-11 are:

•	Components are similar vertically integrated construction operations that add product value through the production and sale of aggregate-related products and services

•	Components have similar public and private customers

•	Components have worked together to standardize processes and share best practices

•	Components distribute products in a similar fashion

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions, equipment, and operational and intellectual resources, which enables goodwill to be recoverable from the component businesses working in concert

More specifically, the components share resources, such as crews and equipment, among the regions in order to share expertise and improve operations which are dependent on specific jobs or circumstances and availability. For example, the Intermountain region is performing subcontract work on jobs in the North Central region and other regions. Other regions are also sharing people and resources to assist with work in the North Central Region. Underutilized equipment is also transferred between the regions and we have negotiated pricing for equipment, parts and materials through national accounts which benefit all regions. All components have the same corporate oversight, including executive management, accounting, human resources, safety, environmental, engineering, corporate development and information technology.

We believe the qualitative factors outweigh the variability observed in the quantitative analyses. Accordingly, based on the guidance in ASC 350-20 and ASC 280-10-50-11 and on the weight of the collective factors, we believe it is appropriate to aggregate the components of the construction materials and contracting segment, which are working in concert to enable the recoverability of goodwill amongst the components.

Construction services - $104.3 million of goodwill
The components of the construction services reporting unit consist of 17 companies that provide similar electrical construction and related products and services.
Sixteen of the 17 components’ historical five year average gross profit margins ranged from XX percent to XX percent for 2008 through 2012. Margins can vary due to the effects of competitive, operating and financial risks that are inherent in the construction industry. These risks are similar for the components but can fluctuate on a year to year basis. Risks common to the components that may cause margin variations include project complexity, labor productivity, project progress, and the economy in the markets served; as well as the level of competition in the bidding process; the cost of raw materials such as copper and steel and the state of the nation’s economy.

Historical margins are anticipated to be indicative of future margins in the near term with some variability existing due to the various risks discussed above.

The historical five year average gross profit margin of the remaining component was XXXXXX at XX percent. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. This component also shares other similar qualitative factors with the other components including similar economic risks, standardized processes and practices and shared resources and services as discussed below. We anticipate future gross profit margins for this component in the near term to be similar to the historical average.

While there is some variability in the historical five year average gross profit margins, the components have similar economic characteristics and share similar competitive, operating and financial risks as discussed above. As indicated in our June 17, 2013 response, the other criteria for aggregating the components of our construction services segment in accordance with ASC 350-20-55-7 and ASC 280-10-50-11 are:

•	The components provide similar electrical construction and related products and services

•	Components have similar processes and practices

•	The components have similar public and private customers

•	Components distribute services and related products in a similar fashion

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions, equipment, and operational and intellectual resources, which enables goodwill to be recoverable from the component businesses working in concert

More specifically, the components utilize the same accounting policies and human resources hiring standards, and implement the same internal control requirements and safety standards and training. The components distribute their services and products largely utilizing a highly skilled union work force. The components have similar customers including municipalities, utilities, casinos, health care facilities and other manufacturing, commercial, industrial, institutional and governmental customers. When the opportunity arises, components may bid projects together or share their expertise or experiences on projects, as well as share resources and equipment. Recent examples of this include employees at one component helping secure work for another component for solar projects, casinos and convention centers. The components also work together

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

on the same projects and recent examples of this include casino, stadium, and university projects. Also, one of the components rents and sells equipment to other components. Examples of shared resources and services include a shared Chief Executive Officer and other executive management along with central functions which provide services across all components such as accounting, human resources, safety and information technology.

We believe the qualitative factors outweigh the variability observed in the quantitative analyses. Accordingly, based on the guidance in ASC 350-20 and ASC 280-10-50-11 and on the weight of the collective factors, we believe it is appropriate to aggregate the components of the construction services segment, which are working in concert to enable the recoverability of goodwill amongst the components.

Pipeline and storage group - $9.7 million of goodwill

The pipeline and storage group consists of two components – WBI Transmission and WBI Midstream. WBI Transmission provides natural gas transportation and gathering services via an interstate pipeline system and is regulated by the Federal Energy Regulatory Commission. WBI Midstream also provides natural gas gathering services via a nonregulated pipeline system. Both WBI Midstream and WBI Transmission provide other pipeline related services that represent a smaller portion of their revenue. WBI Transmission provides natural gas storage and other pipeline related services and WBI Midstream provides pipeline services including corrosion protection, compressor operations and measurement services. Additionally, WBI Midstream owns an interest in a natural gas processing plant and an oil gathering system.

Historical five year average operating margins between the components vary. The historical five year average operating margins for 2008 through 2012 for WBI Midstream and WBI Transmission were XX percent and XX percent, respectively. Margins vary due to the effects of competitive, operating and financial risks including the mix of revenue at each component, as discussed below, as well as the environment with respect to natural gas prices including regional and/or seasonal natural gas price basis differentials. However, these risks, which may cause variability in operating margins as indicated above, are similar between the two components. Another driver of the variability in historical five year average operating margins is the level of depreciation for each component. We also evaluated earnings before interest, income taxes, depreciation and amortization as a percent of revenue (EBITDA margin). The assets at WBI Midstream are generally depreciated over a shorter life resulting in EBITDA margins being more comparable between the two components. Historical five

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

year EBITDA margins were XX percent at WBI Midstream and XX percent at WBI Transmission for 2008 through 2012.

WBI Transmission and WBI Midstream derive a majority of their revenue from providing natural gas gathering and transportation services through a capital intensive pipeline infrastructure. Natural gas gathering and transportation services accounted for approximately XX percent of revenues at WBI Transmission and WBI Midstream for 2008 through 2012. While their revenues are derived from similar sources and customers, there is variability in the historical five year average operating margins due to WBI Transmission’s transportation revenues being based on a higher level of demand and fixed charges while WBI Midstream’s gathering revenues are more dependent on the production volumes of its customers. There is also variability in the historical five year average operating margins due to the mix of the remaining revenues which consists largely of natural gas storage and other pipeline related services revenue at WBI Transmission and pipeline services including corrosion protection, compressor operations and measurement services; natural gas processing; and oil gathering revenues at WBI Midstream. WBI Transmission and WBI Midstream are both impacted by natural gas and oil prices and new technologies and/or areas that may allow for the extraction of natural gas and oil as their customers consist of natural gas and oil producers, marketers and local distribution companies.

We anticipate future operating margins in the near term to continue to vary between the components due to the various factors previously discussed.

While there is some variability in the historical five year average operating margins, the components have similar economic characteristics and share similar competitive, operating and financial risks as discussed above. As indicated in our June 17, 2013 response, the other criteria for aggregating the components of the pipeline and storage group in accordance with ASC 350-20-55-7 and ASC 280-10-50-11 are:

•	Components provide similar gathering, transportation and related services
•Components use capital intensive pipeline infrastructure to deliver products

•	Serve customer bases that are involved at various points in the natural gas and oil supply chain

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
August 6, 2013

•	Operations are primarily performed in the same geographic area

•
Many resources and services are shared by the components, such as certain management, administrative and back office functions and field personnel and equipment, which enables goodwill to be recoverable from the component businesses working in concert

More specifically, portions of the gathering system of WBI Midstream interconnect with WBI Transmission’s transportation system and the components share field personnel and equipment and safety and environmental services. Examples of other shared resources and services include a shared Chief Executive Officer and other executive management along with central functions which provide services across both components such as accounting, human resources, business development, and information technology.

We believe the qualitative factors outweigh the dissimilarities observed in the quantitative analyses as well as the difference in the regulatory environment. Accordingly, based on the guidance in ASC 350-20 and ASC 280-10-50-11 and on the weight of the collective factors, we believe it is appropriate to aggregate the components of the pipeline and storage group, which are working in concert to enable the recoverability of goodwill amongst the components.

If you would like to discuss the response to the Staff's comment or if you would like to discuss any other matters, please contact me at (701) 530-1035 or by fax at (701) 530-1731.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:	Jamie Kessel, United States Securities and Exchange Commission
Nasreen Mohammed, United States Securities and Exchange Commission
Christopher Swanson, Deloitte & Touche LLP
Walter Godlewski, Cohen Tauber Spievack & Wagner PC
Doran Schwartz, MDU Resources Group, Inc